Response Biomedical Appoints William Moffitt,
Former President and CEO of i-STAT, To Board of Directors

Vancouver, British Columbia, July 28, 2005 – Response Biomedical Corp. (TSX-V: RBM, OTCBB: RPBIF), announced today that William Moffitt, former President and Chief Executive Officer of i-STAT Corp., has been appointed to the Company’s Board of Directors. Mr. Moffitt is currently the CEO of Nanosphere, Inc., a nanotechnology-based life sciences company.

“William Moffitt brings a wealth of related industry experience to the Company’s Board of Directors,” said Bill Radvak, President and CEO. “Having led a point-of-care diagnostic company from IPO through acquisition by a global healthcare company, his business experience and knowledge of our sector will be invaluable as we strive to become the world’s leading immunoassay-based point-of-care diagnostics company. Importantly, Bill has joined the newly formed executive committee of the Board enabling him to make a significant contribution to the implementation of the company’s strategic plan.”

“I am convinced of the tremendous market potential for point-of-care diagnostics and the considerable impact such tests can have on improving patient outcomes,” said William Moffitt. “When considering some of the significant collaborations Response has entered into, including relationships with Roche, 3M, Shionogi and General Dynamics, I am confident the Company and its RAMP System present an attractive total value proposition. In particular, the recent agreement with Roche to commercialize a point-of-care RAMP test for congestive heart failure positions Response Biomedical for a leadership position in the $1billion cardiovascular testing market.”

At i-STAT, Mr. Moffitt led the development and commercialization from the company's early stage as an innovative developer, manufacturer and marketer of diagnostic products for point-of-care blood analysis, through its IPO in 1992, and its acquisition in 2003 by Abbott Laboratories, a global, broad-based health care company. Recognizing the market acceptance and potential of i-STAT's singular point-of-care blood diagnostic devices, Abbott acquired the company in 2003 for a market value of $480 million. Prior to i-STAT, he held increasingly responsible executive positions from 1973 through 1989 with Baxter Healthcare Corporation, a $7 billion manufacturer and distributor of health care products and American Hospital Supply Corporation, a $3.5 billion diversified manufacturer and distributor of health care products, which Baxter acquired in 1985.

About Nanosphere, Inc.
Nanosphere's technology offers a unique and powerful chemistry that simplifies molecular testing. Nanosphere has incorporated its proprietary chemistry for nucleic acid and protein detection into a universal platform that is broadly applicable in the life sciences industry. Additional information is available at http://www.nanosphere.us.

About Response Biomedical
Response Biomedical develops, manufactures and markets rapid on-site diagnostic tests for use with its RAMP System for clinical and environmental applications. RAMP represents a new paradigm in diagnostic testing by providing reliable information in minutes, anywhere, every time. The RAMP System consists of a portable fluorescent Reader and single-use, disposable Test Cartridges, and has the potential to be adapted to more than 250 medical and non-medical tests currently performed in laboratories. RAMP tests are commercially available to assist in the diagnosis of heart attacks, environmental detection of West Nile virus, and biodefense applications including the rapid on-site detection of anthrax, smallpox, ricin and botulinum toxin. The Company has achieved CE Mark and its Quality Management System is registered to ISO 13485: 2003 and ISO 9001: 2000.

Response Biomedical is a publicly traded company, listed on the TSX Venture Exchange under the trading symbol "RBM" and quoted on the OTC Bulletin Board under the symbol "RPBIF". For further information, please visit the Company's website at www.responsebio.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Statements contained in this news release relating to future results, events and expectations are forward-looking statements within the meaning of Section 21E of the United States Securities Exchange Act of 1934. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company's annual report on Form 20-F.

Contact:
Don Bradley	Brian Korb
Director, Corporate Communications	Senior Associate
Response Biomedical Corp.	The Trout Group LLC
Tel (604) 681- 4101 ext. 202	Tel: (212) 477-9007 ext. 23
Email: dbradley@responsebio.com	Email: bkorb@troutgroup.com